# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Moolec Science SA, CIK 0001937737
CUSIP: L64875104
Title of class of securities: Ordinary Shares ("Shares") with nominal value of US$0.01 per share of Moolec Science SA
Address of issuer's principal executive offices: 17, BOULEVARD F.W. RAIFFEISAN, LUXEMBOURG, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 02/06/2025
Filed by CIK 0001959732
Persons authorized to receive notices and communications: Oscar Leon Bentancor, Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 34 610 040 639; Matthew S. Poulter, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, (212) 903-9000

## Reporting persons
- Union Group Ventures Limited (CIK 0001959732): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,400,552; sole dispositive power 0; shared dispositive power 3,400,552; aggregate amount beneficially owned 3,400,552 (8.5% of the class)
- Union Group International Holdings Limited (CIK 0001791489): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,400,552; sole dispositive power 0; shared dispositive power 3,400,552; aggregate amount beneficially owned 3,400,552 (8.5% of the class)
- Arvesa Corp (CIK 0002057064): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 11,770,276; sole dispositive power 0; shared dispositive power 11,770,276; aggregate amount beneficially owned 11,770,276 (29.3% of the class)
- Juan Jose Sartori Pineyro (CIK 0001732147): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 15,170,828; sole dispositive power 0; shared dispositive power 15,170,828; aggregate amount beneficially owned 15,170,828 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares ("Shares") with nominal value of US$0.01 per share of Moolec Science SA
Name of issuer: Moolec Science SA
Address of issuer's principal executive offices: 17, BOULEVARD F.W. RAIFFEISAN, LUXEMBOURG, Luxembourg (N4), L-2411
Comment:
EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 9, 2023 (the "Original Schedule 13D," and together with the Amendment, the "Schedule 13D"), by Union Group Ventures Limited, Union Group International Holdings Limited and Juan Jose Sartori Pineyro.

The class of equity securities to which this joint statement on Schedule 13D relates is the ordinary shares of Moolec Science SA (the "Shares"), a public limited liability company (societe anonyme) governed by the laws of the Grand Duchy of Luxembourg, with its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Societes, Luxembourg) under number B268440 ("Moolec").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Union Group Ventures Limited, which is the holder of 3,400,552 (corresponding to approximately 8.5% of the Issuer's outstanding capital stock) ("UGVL").

Union Group International Holdings Limited, which, through its subsidiary Union Group Ventures Limited, holds 3,400,552 (corresponding to approximately 8.5% of the Issuer's outstanding capital stock) ("UGIH").

Arvesa Corp, which is the holder of 11,770,276 (corresponding to approximately 29.3% of the Issuer's outstanding capital stock) ("Arvesa").

Juan Jose Sartori Pineyro, which, through UGVL, UGIH and Arvesa, holds 15,170,828 (corresponding to approximately 37.8% of the Issuer's outstanding capital stock) ("Mr. Juan Sartori"). UGVL is a wholly owned subsidiary of UGIH. UGIH and Arvesa are wholly owned by Juan Jose Sartori Pineyro.
Residence or business address:
Union Group Ventures Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands;

Union Group International Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands;

Arvesa Corp is 2nd Floor, O'Neal Marketing Associates Building, Wickham's Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

Juan Jose Sartori Pineyro is Avenue D'Ostende 15/17, Monaco 98000.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws
Citizenship:
Union Group Ventures Limited is a company limited by shares governed by the laws of the British Virgin Islands.

Union Group International Holdings Limited is a company limited by shares governed by the laws of the British Virgin Islands.

Arvesa Corp is a company limited by shares governed by the laws of the British Virgin Islands.

Juan Jose Sartori Pineyro is a Swiss citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment is being filed to report the change in beneficial ownership by the Reporting Persons as a result of the transfer of 11,770,276 Shares from UGVL to Arvesa (together with UGVL, UGIH and Mr. Juan Sartori, the "Reporting Persons"). As a result of the foregoing, Arvesa has become a holder of shares of the Issuer and has been included as a Reporting Person.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 40,126,840 Shares outstanding, as reported by the Issuer in its registration statement on Form F-4 filed with the SEC on January 6, 2025 (File No. 333-284744).

## Item 4. Purpose of Transaction
Purpose of transaction: The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Union Group Ventures Limited: Amount beneficially owned: 3,400,552 - Percentage: 8.5%

Union Group International Holdings Limited: Amount beneficially owned: 3,400,552 - Percentage: 8.5%

Arvesa Corp: Amount beneficially owned: 11,770,276 - Percentage: 29.3%

Juan Jose Sartori Pineyro: Amount beneficially owned: 15,170,828 - Percentage: 37.8%

Juan Jose Sartori Pineyro disclaims beneficial ownership over the Shares held by UGIH and Arvesa, except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Union Group Ventures Limited:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 3,400,552
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 3,400,552

Union Group International Holdings Limited:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 3,400,552
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 3,400,552

Arvesa Corp:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 11,770,276
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 11,770,276

Juan Jose Sartori Pineyro:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 15,170,828
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 15,170,828
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of the Issuer's Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated as of February 25, 2025 by and between Union Group Ventures Limited, Union Group International Holdings Limited, Arvesa Corp and Juan Jose Sartori Pineyro.

## Signatures
- Union Group Ventures Limited: /s/ Oscar Leon Bentancor, Oscar Leon Bentancor / Sole Director (02/25/2025)
- Union Group International Holdings Limited: /s/ Juan Jose Sartori Pineyro, Juan Jose Sartori Pineyro / Director (02/25/2025)
- Arvesa Corp: /s/ Juan Jose Sartori Pineyro, Juan Jose Sartori Pineyro / Sole Director (02/25/2025)
- Juan Jose Sartori Pineyro: /s/ Juan Jose Sartori Pineyro, Juan Jose Sartori Pineyro (02/25/2025)